Exhibit 99.1

NEWS RELEASE

February 15, 2018 – Nexa Resources S.A. (NYSE/TSX:NEXA) (“Nexa” or the “Company”) today reported operating and financial results for the fourth quarter of 2017 and the full fiscal 2017 year, provided production and capex guidance for fiscal 2018 and declared a share premium distribution to shareholders of approximately $0.60 per common share.

“Our efforts on cost management, automation programs at the mines and smelters and advancing on the deepening of Vazante, together with the stability of Cerro Lindo at higher levels of production and integration of Cerro Pasco, more than compensated for the decline in production last year” said Tito Martins, CEO of Nexa. “We keep preparing Nexa for increased levels of production, including through new developments in our mines and consistent progress in our greenfield projects such as Aripuanã. Our successful IPO and bond offering in 2017 provides us with financial flexibility which we intend to exercise with discipline”.

THIS NEWS RELEASE DATED AS OF FEBRUARY 15, 2018 SHOULD BE READ IN CONJUNCTION WITH THE EARNINGS RELEASE AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2017. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call
Friday, February 16, 2018 – 8am (ET)
USA: +1-877-344-7529
Canada: +1-855-669-9658
International: +1-412-317-5415
Documents: www.nexaresources.com/ir

Investor Relations Team
Leandro Cappa (Head of IR): leandro.cappa@nexaresources.com
Diogo Rocha: diogo.rocha@nexaresources.com
Henry Aragon: henry.aragon@nexaresources.com
Luiz Perez: luiz.perez@nexaresources.com
ir@nexaresources.com

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NEWS RELEASE

Highlights

Mining Performance:

o     Metal production in the fourth quarter of 2017 (or 4Q17), in terms of zinc equivalent(1), was 153.6kton(2), stable when compared to 153.4kton in the 4Q16 and an increase of 10.7% when compared to 138.7kton in the 3Q17. The production by metal in the fourth quarter 2017 was 102.0kton of zinc, 10.9kton of copper, 15.0kton of lead, 2,187.9koz of silver and 8.0koz of gold.

o     Metal production in the full year 2017 (2017) in terms of zinc equivalent(1) was 570.3kton, 7.1% lower when compared to 613.8kton in 2016, mainly due to unusually severe rains in Peru in 1Q17, lower amount of treated ore while we introduced higher safety standards in Peru and lower zinc grades as expected.

o     The production by metal in 2017 totaled 375.4kton of zinc, 44.2kton of copper, 52.6kton of lead, 7,590.3koz of silver and 32.5koz of gold.

o     On a zinc equivalent basis, in the full year of 2017, Cerro Lindo mine located in Peru accounted for 50% of the total production, followed by Vazante, El Porvenir, Atacocha and Morro Agudo mines, accounting for 24%, 13%, 9% and 4%, respectively.

o     Cash cost net of by-products credits was 20.6% lower in the full year 2017 compared to 2016, totaling US$0.24/lb (or US$520.1/ton). Higher by-products credits and lower zinc treatment charges pushed the total cash cost net of by-products down.

o     All-in sustaining cost net of by-products credits (AISC) also decreased in the full year 2017, amounting to US$0.37/lb (or US$813.3/ton), 11.3% lower than in 2016.

(1) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz. Each ton is equivalent to 2,204.62 pounds.

(2) kton refers to one thousand metric tons.

Smelting Performance:

o     Metallic zinc sales decreased by 2.2% in terms of volume to 145.3kton in 4Q17 when compared to 148.6kton in the 4Q16 and are 1.2% higher when compared to 143.6kton in the 3Q17. Zinc oxide sales increased by 2.8% to 9.7kton in 4Q17 from 9.4kton in 4Q16.

o     Metallic zinc sales volume in the full year 2017 were 555.4kton, a decrease of 3.1% when compared to 573.1kton in 2016. Zinc oxide sales increased by 2.9% to 38.5kton in 2017 from 37.4kton in 2016.

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NEWS RELEASE

o     Cash cost net of by-products credits increased by 46.1%, to US$1.19/lb (or US$2,614.6/ton) in 2017 comparing to 2016, mostly due to higher raw material prices driven by higher zinc prices and lower treatment charges. Operating costs (ex-raw materials) also increased due to: (i) lower production due to the heavy rains and floods in Peru; (ii) exchange rate effect in our Brazilian operations; (iii) higher energy transmission rates in Três Marias and Juiz de Fora; and (iv) higher personnel costs and maintenance costs.

o     AISC increased by 45.5% in the full year 2017, amounting to US$1.26/lb (or US$2,779.6/ton).

Projects and Operations Developments:

o     Cerro Lindo: Production stabilized at 21,000ktpd(1)

o     Vazante – dry stacking tailings project:

o     FEL3 (feasibility study) completed and approved for execution

o     Installation license and environmental license approved by respective authorities

o     Vazante – life of mine extension (deepening):

o     Production moving to lower mining levels, where a large share of mineral reserves estimates are located, faster than planned

o     New shaft installation (500 meters deep) 90% completed

o     Aripuanã:

o     Project advancing through to FEL3 (feasibility study) expected in the second half of 2018. FEL3 is 34% concluded

o     26,600 meter infill drilling program completed

o     Magistral & Pukaqaqa:

o     Projects advanced to FEL2 (pre-feasibility study)

(1) ktpd refers to thousand metric tons per day

Financial Performance:

o     Net revenues of US$736.7 million in 4Q17, 27.4% higher than in 4Q16, and US$2,449.5 million in 2017, a 24.7% increase versus 2016 supported by higher metal prices

o     Adjusted EBITDA margin of 30.2% in 4Q17 (27.3% in 2017)

o     Net Debt/Adj. EBITDA of 0.34x as of December 31, 2017

o     Average maturity of the total debt of 6.7 years as of December 31, 2017, with only 27% of total debt maturing within the next 5 years

o     On December 31, 2017, Nexa’s cash and cash equivalent position was US$1,225.6 million

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NEWS RELEASE

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Net Revenues	736.7	625.8	578.4	27.4%	2,449.5	1,964.8	24.7%
Adjusted EBITDA(1)	222.5	161.3	27.4	712.9%	667.5	403.9	65.3%
Adj. EBITDA Margin(1)	30.2%	25.8%	4.7%	2550 bp	27.3%	20.6%	670 bp
Net Income	24.0	81.0	-77.0	N/A	165.3	110.5	49.5%
Avg # of shares (in ‘000)	127,527	112,821	112,821	13.0%	116,527	80,699	46.6%
EPS (in US$)	0.19	0.19	-0.68	N/A	1.42	1.37	2.0%
Net Debt	225.0	363.3	126.0	78.5%	225.0	126.0	-38.7%
Net Debt / Adj. EBITDA	0.34	0.77	0.31	N/A	0.34	0.31	N/A
CAPEX	66.9	45.1	68.4	-2.2%	197.6	183.0	8.0%
Zn Eq Mining Production (2)	153.6	138.7	153.4	0.1%	570.3	613.8	-7.1%
Mining Cash Cost(3)	0.16	0.20	0.31	-49.5%	0.24	0.30	-20.6%
Mining AISC(4)	0.34	0.33	0.48	-29.4%	0.37	0.42	-11.3%
Smelting Sales(5)	155.0	153.8	158.0	-1.9%	593.9	610.5	-2.7%
Smelting Cash Cost(3)	1.34	1.22	0.97	38.5%	1.19	0.81	46.1%
Smelting AISC(4)	1.43	1.28	1.05	36.2%	1.26	0.87	45.5%

(1) See “Use of Non-IFRS Financial Measures” below for further information

(2) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

(3) Zinc cash cost net of by-products credits, in US$/lb

(4) Zinc all-in sustaining cost net of by-products credits, in US$/lb

(5) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume)

Capital Markets

o     On May 4, 2017, Nexa issued an unsecured ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing debt, extending Nexa’s total debt maturity; and (ii) for general corporate purposes.

o     On October 26, 2017, the Company announced the pricing of its Initial Public Offering (“IPO”). The next day, its common shares began trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), under the ticker symbol “NEXA”. On October 31, 2017, the Company announced the closing of its IPO of 35,650,000 of common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by Votorantim S.A. (VSA) (including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares), the Company’s major shareholder. The Company’s portion of the proceeds of the IPO totaled US$328 million or US$311.6 million, after deducting the underwriting fees and commissions.

o     On December 31, 2017, Nexa’s cash and cash equivalent position was US$1,225.6 million.

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NEWS RELEASE

Board of Directors

o     On December 14, 2017, Nexa announced that Ms. Daniella Elena Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky were appointed as new members of the Board of Directors of the Company and Mr. Agustin de Aliaga Fernandini, Mr. Claudio Ermirio de Moraes, and Mr. David Robert Davies presented their resignations to the Board. These changes became effective as of January 1, 2018. The Company also announced a change in the composition of its Board committees.

Share Premium

o     The share premium is a reserve account of the net equity of a Luxembourg company and can be distributed to the Company’s shareholders. On February 15, 2018, the Board of Directors approved a share premium distribution of cash for 2017 of approximately US$0.60 per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 expected to be paid on March 28, 2018 for a total amount aggregate payable of US$80 million.

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NEWS RELEASE

Guidance

Provided below is the Company’s guidance for mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year. These estimates should be considered preliminary and subject to change. These estimates are based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of February 15, 2018. Our independent registered public accounting firm has not audited, compiled, performed any procedures on or reviewed these estimates, and accordingly does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements below.

Mining Production

Metal contained in concentrate	2017 actual	2018 estimated
Zinc (kton)	375.4	370	-	390
Lead (kton)	52.6	55	-	60
Copper (kton)	44.2	39	-	42
Silver (koz)	7,590	7,600	-	8,000
Gold (koz)	32.5	17	-	19

Main assumptions are: (i) the increase in total treated ore by more than 6%; (ii) lower grades, especially in the Cerro Lindo mine, in line with expectations; and (iii) planned operational dilution reduction in Vazante.

Smelting Sales

Smelting sales	2017 actual	2018 estimated
Zinc Metal (kton)	555.4	560	-	580
Zinc Oxide (kton)	38.5	37	-	39
Total (kton)	593.9	597	-	619

Main assumptions: (i) the increase in the performance of the roasters in all of the Company’s smelters; and (ii) regular production through 2018 compared to 2017 which experienced atypical rains and floods in Peru during the first quarter.

CAPEX

Capex per segment (US$mm)	2017 actual	2018 estimated
Mining	107.1	172
Smelter	81.0	108
Others	9.5	-
Total	197.6	280

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NEWS RELEASE

Capex per category (US$mm)	2017 actual	2018 estimated
Expansion/Greenfield	48.8	90
Modernization	21.4	20
Sustaining	59.4	68
HS&E/Tailing dams	62.1	92
IT/others	5.9	10
Total	197.6	280

Main projects for 2018 are: (i) Vazante’s life of mine extension (US$43 million); (ii) implementation of dry stack tailings in Vazante (US$22 million); (iii) FEL 3 and potential execution of Aripuanã project in Brazil (US$20 million); and (iv) process conversion at the Cajamarquilla Smelter from the Goethite process to the Jarosite process (US$20 million) which is expected to increase zinc recovery at the plant.

Expenses related to Project Development and Exploration(1)

As the Company advances with its exploration and drilling campaigns and moves forward on the development of its pipeline of projects, the expenses estimated for 2018 have been planned to increase, thus impacting our margins as early-stage projects are accounted as “Other Operating Expenses”.

(US$mm)	2017(a)	2018(e)
Mineral exploration	77.7	86.2
Project development	16.6	53.6
Total	94.3	139.8

(1)   Includes explorations, expansion, modernization, R&D, health, safety and environment and others.

(2)   Exploration and Project Development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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NEWS RELEASE

Business Performance

Mining Production Volumes and Cash Cost

Consolidated	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Treated Ore (kton ROM)	3,351	3,369	3,434	-2.4%	13,015	13,387	-2.8%

Zinc grade (%)	3.50	3.04	3.38	12 bp	3.30	3.47	-17 bp
Copper grade (%)	0.40	0.43	0.39	1 bp	0.42	0.40	2 bp
Lead grade (%)	0.58	0.50	0.51	7 bp	0.53	0.57	-4 bp
Silver grade (oz/t)	0.91	0.79	0.85	6 bp	0.84	0.90	-6 bp
Gold grade (oz/t)	0.01	0.01	0.01	0 bp	0.01	0.01	0 bp

Zn Content (kton)	102.0	89.4	104.3	-2.2%	375.4	416.9	-9.9%
Cerro Lindo	44.6	35.0	43.6	2.2%	155.9	173.8	-10.3%
Vazante	34.8	33.8	35.5	-2.1%	135.4	135.5	-0.1%
El Porvenir	13.9	10.7	14.2	-2.7%	46.2	62.5	-26.2%
Atacocha	3.9	4.7	5.0	-21.5%	17.0	22.3	-24.1%
Morro Agudo	4.9	5.2	5.9	-17.3%	21.0	22.7	-7.6%
Cu Content (kton)	10.9	11.9	10.9	0.0%	44.2	41.6	6.3%
Pb Content (kton)	15.0	12.7	13.4	11.7%	52.6	59.2	-11.2%
Ag Content (koz)	2,188	1,835	1,990	10.0%	7,590	8,315	-8.7%
Au Content (koz)	8.0	7.1	8.0	0.1%	32.5	27.9	16.6%

ZnEq production(1)	153.6	138.7	153.4	0.1%	570.3	613.8	-7.1%

(1) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz

The zinc equivalent production in Nexa’s mining operations totaled 153.6kton in 4Q17, stable when compared to 153.4kton in the same period of the previous year and 10.7% higher than 3Q17. The 2.2% decrease of zinc production totaling 102.0kton in the 4Q17 was offset by a 10.0% increase in silver and 11.7% increase in lead production, totaling 2,187.9koz and 8.0koz respectively.

The 2017 full year zinc equivalent production was 570.3kton, 7.1% lower than the 613.8kton in 2016. The main reasons for this decrease were: (i) unusually severe rains in Peru in the first quarter of 2017; (ii) lower amount of treated ore due to the revision of processes in order to assure higher safety standards in the underground mines in Peru; and (iii) lower zinc grades. Copper production increased by 6.3%, amounting to 44.2kton in 2017 compared to 41.6kton in 2016, partially offsetting the impacts mentioned above.

For historical quarterly production volumes by mine, please refer to Nexa’s 4Q17 and 2017 Earnings Release available on EDGAR at WWW.SEC.GOV. and SEDAR at WWW.SEDAR.COM.

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NEWS RELEASE

Consolidated Cash Cost	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	349.4	436.6	692.6	-49.6%	520.1	655.3	-20.6%
Cash Cost Net of By-products in US$/lb	0.16	0.20	0.31	-49.6%	0.24	0.30	-20.6%
AISC in US$/ton	747	724	1,058.8	-29.4%	813	917	-11.3%
AISC in US$/lb	0.34	0.33	0.48	-29.4%	0.37	0.42	-11.3%

Cash cost net of by-products credits decreased by 49.6% when comparing US$0.16/lb (or US$349.4/ton) in the 4Q17 and US$0.31/lb (or US$692.6) in the 4Q16 and was 20.6% lower in the full year 2017 against 2016, totaling US$0.24/lb (or US$520.1/ton) and US$0.30/lb (or US$655.3/ton), respectively. Higher by-products credits and lower zinc treatment charges pushed the total cash cost net of by-products down, although unitary operating cost increased due to lower sales volume as a result of lower head grades and lower treated ore and process revisions made in order to reinforce safety conditions.

AISC also decreased, reaching US$0.34/lb (or US$747.0/ton) in 4Q17 when compared to US$0.48/lb (or US$1,058.8) in 4Q16, driven mostly by cash cost reduction and decreases in sustaining capex and corporate expenses. In the full year 2017, the AISC amounted to US$0.37/lb (or US$813.3/ton), 11.3% lower than US$0.42/lb (or US$917.2) in 2016.

For a reconciliation of AISC and historical quarterly mining cash costs net of by-products by asset, please refer to Nexa’s 4Q17 and 2017 Earnings Release available on EDGAR at WWW.SEC.GOV. and SEDAR at WWW.SEDAR.COM.

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NEWS RELEASE

Smelting Sales Volumes and Cash Cost

Consolidated Kton product volume	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Metallic zinc	145.3	143.6	148.6	-2.2%	555.4	573.1	-3.1%
Global recovery	95.0%	94.7%	95.0%	0 bp	94.5%	94.0%	50 bp

Zinc oxide	9.7	10.2	9.4	2.8%	38.5	37.4	2.9%

Sales of metallic zinc continued to recover in the 4Q17, totaling 145.3kton, 1.2% higher than the 3Q17 volume, which was 5.6% higher than the 2Q17 volume. Compared to 148.6kton in 4Q16, the sales volume of metallic zinc decreased by 2.2%. The strong performance in the second half of 2017 partially offset the performance in the first half of 2017, which was impacted by heavy rains and floods in Peru, resulting in a total decrease of 3.1% when comparing 2017 and 2016.

For historical quarterly smelting sales volumes by asset, please refer to Nexa’s 4Q17 and 2017 Earnings Release available on EDGAR at WWW.SEC.GOV. and SEDAR at WWW.SEDAR.COM.

Consolidated Cash Cost	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Cash Cost Net of By-products in US$/ton	2,946.8	2,679.5	2,128.3	38.5%	2,614.6	1,789.5	46.1%
Cash Cost Net of By-products in US$/lb	1.34	1.22	0.97	38.5%	1.19	0.81	46.1%
AISC in US$/ton	3,156.8	2,825.8	2,318.4	36.2%	2,779.6	1,910.0	45.5%
AISC in US$/lb	1.43	1.28	1.05	36.2%	1.26	0.87	45.5%

Cash cost net of by-products credits increased by 38.5% to US$1.34/lb (or US$2,946.8/ton) in the 4Q17 when compared to US$0.97/lb (or US$2,128.3/ton) in 4Q16 and 46.1% when comparing US$1.19/lb (or US$2,614.6/ton) in 2017 against US$0.81/lb (or US$1,789.5) in 2016, mostly due to higher raw material prices driven by higher zinc prices and lower treatment charges. Operating costs (ex-raw materials) also increased due to (i) lower production due to the heavy rains and floods in Peru; (ii) exchange rate effect in our Brazilian operations; (iii) higher energy transmission rates in Três Marias and Juiz de Fora; and (iv) higher personnel costs and maintenance costs.

For a reconciliation of AISC and historical quarterly smelting cash costs net of by-products by asset, please refer to Nexa’s 4Q17 and 2017 Earnings Release available on EDGAR at WWW.SEC.GOV. and SEDAR at WWW.SEDAR.COM.

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NEWS RELEASE

Financial Results

Consolidated

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Net Revenues	736.7	625.8	578.4	27.4%	2,449.5	1,964.8	24.7%
COGS	-482.7	-429.7	-425.8	13.4%	-1,681.2	-1,439.1	16.8%
Material	-212.1	-185.2	-184.1	15.2%	-751.4	-569.7	31.9%
Labor	-47.0	-35.8	-37.9	24.0%	-156.3	-142.6	9.6%
Depreciation	-63.2	-57.6	-67.5	-6.4%	-239.8	-256.7	-6.6%
Third party services	-100.5	-99.7	-65.0	54.6%	-352.3	-312.7	12.7%
Others	-59.9	-51.4	-71.2	-15.9%	-181.4	-157.4	15.3%
SG&A	-62.5	-59.5	-67.1	-6.8%	-237.5	-218.0	9.0%
Selling Expenses	-24.5	-22.5	-22.5	9.1%	-89.2	-90.6	-1.6%
General & Adm Expenses	-38.0	-37.0	-44.6	-14.8%	-148.2	-127.3	16.4%
Other Operating Results	-39.1	-40.9	-125.4	-68.8%	-129.2	-177.8	-27.3%
Project Expenses	-42.5	-22.6	-24.1	76.3%	-94.3	-48.6	94.1%
Mining Obligations	-2.4	-6.8	-1.4	72.1%	-11.5	-9.0	28.2%
Net operating hedge loss	-6.8	-6.2	-5.2	31.6%	-18.8	-33.5	-43.9%
Judicial (provision) reversion	0.3	0.0	-18.6	N/A	0.3	-15.3	N/A
Environmental and asset retirement obligations	13.2	-1.4	-68.6	N/A	0.4	-68.6	N/A
Others	-0.8	-3.9	-7.5	N/A	-5.3	-2.8	88.3%
Net Financial Result	-90.0	25.8	-11.2	703.2%	-130.2	79.1	N/A
Financial Income	4.8	4.2	4.7	0.5%	29.9	25.0	19.7%
Financial expenses	-25.1	-29.7	-16.8	49.0%	-106.2	-70.4	50.9%
Foreign exchange, net	-69.7	51.2	0.9	N/A	-53.9	124.5	N/A
Depreciation	70.1	65.2	67.7	3.6%	270.5	275.0	-1.7%
Adjusted EBITDA	222.5	161.3	27.4	712.9%	667.5	403.9	65.3%
Adj. EBITDA Margin	30.2%	25.8%	4.7%	2547 bp	27.3%	20.6%	669 bp
Net Income	24.0	81.0	-77.0	N/A	165.3	110.5	49.5%
Avg # of shares (in ‘000)	127,527	112,821	112,821	N/A	116,525	80,699	N/A
EPS (in US$)	0.19	0.72	-0.68	N/A	1.42	1.37	2.0%

Note: A reconciliation of Adjusted EBITDA is available at the end of this section.

For historical quarterly results, please refer to NEXA’s 4Q17 and 2017 Earnings Release available on EDGAR at WWW.SEC.GOV. and SEDAR at WWW.SEDAR.COM.

Net revenues totaled US$736.7 million in 4Q17, an increase of 27.4%, or US$158.3 million, due primarily to higher base metals prices in the global market, when compared to US$578.4 million in the 4Q16. The LME(1) zinc price was 28.6% higher than the average in the fourth quarter of 2016. Copper and lead LME prices also increased by 29.0% and 16.0%, respectively.

(1) The London Metal Exchange (LME) publishes a set of daily reference prices that are used the world over by industrial and financial participants for referencing, hedging, physical settlement, contract negotiations, margining and portfolio evaluations. Based on some of the most liquid trading sessions of the day, LME prices are good indicators of where the market is at any point in time. Source: LME

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NEWS RELEASE

In the twelve months ended December 31, 2017, net revenues were US$2,449.5 million, 24.7% or US$484.6 million higher when compared to US$1,964.8 million in 2016, while zinc, copper and lead average LME prices were 38.2%, 26.8% and 23.8% higher, respectively. Revenue growth was limited by lower production throughout the year, as zinc equivalent production in 2017 was 7.1% lower than 2016, as explained previously.

Cost of goods sold (COGS) increased by 13.4% in the 4Q17, totaling US$482.7 million compared to US$425.8 million in the 4Q16, due primarily to higher concentrate prices that impacted our smelting operations. Process revisions made in order to reinforce safety conditions in the Company’s Peruvian mines also impacted costs through 2017, totaling a 16.8% increase, or US$242.1 million, in the full year 2017.

SG&A expenses totaled US$62.5 million in the 4Q17, compared to US$67.1 million in 4Q16, composed of US$24.5 million in selling expenses and US$38.0 million in general and administrative (G&A) expenses. While higher sales volumes resulted in an increase in selling expenses, G&A expenses decreased by 14.8%, or US$6.6 million.

SG&A expenses increased 9.0% in 2017 compared to 2016 and were impacted by the corporate restructuring within the Nexa Resources business unit, namely the transfer of some corporate employees to Nexa Recursos Minerais S.A. (formerly known as Votorantim Metais Zinco S.A.) on June 30, 2016, as we explained in previous quarters. Consequently, G&A expenses increased by 16.4% while selling expenses presented a slight decrease of 1.6%.

Expenses under Other operating results decreased to US$39.1 million in 4Q17 from US$125.4 million in the 4Q16. This decrease is mainly explained by: (i) an increase of 76.3%, or US$18.4 million, in the expenses associated with early stage and greenfield projects; (ii) a non-recurring provision recognized in the 4Q16 of US$68.6 million, in connection with the process of assessing our environmental obligations to remediate the areas degraded by tailings dams with a US$13.2 million reversal of environmental provision recorded in the 4Q17; and (iv) US$18.9 million lower judicial provisions accounted in the 4Q17.

For the full year 2017, expenses under other operating results totaled US$129.2 million, 27.3% lower than in 2016, mainly explained by the above mentioned environmental provision recorded in 2016 coupled with a increase in the project expenses.

Net financial results amounted to a loss of US$90.0 million in 4Q17, compared to a loss of US$11.2 million in 4Q16, a decrease of US$78.8 million. Non-cash foreign exchange gains accounts for US$70.6 million of this variation mainly as a result of the impact of foreign exchange variation on U.S. dollar-denominated debt between the subsidiary Nexa Recursos Minerais S.A. and Nexa.

For the full year 2017, Nexa recorded a net financial loss of US$130.2 million compared to a net financial gain of US$79.1 million in 2016. The US$209.3 million variation from 2016 to 2017 is mainly due to the non-cash impact of exchange rate variation on U.S. dollar-denominated debt between Nexa Recursos Minerais S.A. and Nexa Resources.

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NEWS RELEASE

Net income totaled US$24.0 million in 4Q17, an increase of US$101.0 million when compared to the US$77.0 million loss in 4Q16, a consequence of the impacts mentioned above. Net income totaled US$165.3 million in 2017, an increase of 49.5% when compared to 2016, mainly due to the higher revenues and lower provisions.

Adjusted EBITDA(1) totaled US$222.5 million in 4Q17, a US$195.1 million increase when compared to the same quarter of the previous year, mostly as a result of increased metal prices positively impacting net revenues as explained above. In the full year 2017, adjusted EBITDA totaled US$667.5 million, 65.3% higher than 2016.

The following table presents a reconciliation of Adjusted EBITDA to net income.

US$ million	4Q17	3Q17	4Q16	2017	2016
Adjusted EBITDA	222.5	161.3	27.4	667.5	403.9
Gain (loss) on sales of investments	0.0	-0.4	0.0	4.6	0.4
Impairment (Reversal)	0.0	0.0	0.4	-0.1	0.7
EBITDA	222.5	160.9	27.8	672.0	405.0
Results of investees	0.1	0.0	0.0	0.1	-0.2
Deprec., amort. and depletion	-70.1	-65.2	-67.7	-270.5	-275.0
Net financial results	-90.0	25.8	-11.2	-130.2	79.1
Taxes on income	-38.4	-40.5	-25.9	-106.2	-98.4
Net Income	24.0	81.0	-77.0	165.3	110.5

Note: (1) Non-IFRS financial measure. See “Use of Non-IFRS Financial Measures” section for further information.

Result by Segment

The net revenues from each of the two operating segments in the tables below are presented on a gross basis prior to the elimination, for accounting purposes, of the net revenues from sales of product produced by the Company’s mines to its own smelters. For more information, please refer to explanatory note 30 of our Financial Statements.

Mining

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Net Revenues	374.7	306.8	236.8	58.2%	1,213.2	907.4	33.7%
COGS	-153.0	-142.7	-113.1	35.2%	-581.0	-513.1	13.2%
Gross Profit	221.7	164.1	123.7	79.2%	632.2	394.3	60.3%
Adj. EBITDA	183.0	127.5	85.5	113.9%	521.5	336.8	54.9%
Adj. EBITDA Mrg	48.8%	41.6%	36.1%	+1270bp	43.0%	37.1%	15.8%

Smelting

US$ million	4Q17	3Q17	4Q16	4Q17 vs. 4Q16	2017	2016	2017 vs. 2016
Net Revenues	564.3	499.1	434.6	29.8%	1,952.0	1,492.0	30.8%
COGS	-489.6	-447.3	-373.2	31.2%	-1,698.3	-1,260.5	34.7%
Gross Profit	74.7	51.8	61.4	21.6%	253.7	231.5	9.6%
Adj. EBITDA	31.5	40.9	-56.6	N/A	152.7	70.5	116.6%
Adj. EBITDA Mrg	5.6%	8.2%	-13.0%	+1860bp	7.8%	4.7%	65.5%

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NEWS RELEASE

Liquidity and Indebtedness

As of December 31, 2017:

On May 4, 2017, Nexa issued an unsecured ten-year bond of US$700 million with an interest rate of 5.375% per year. The use of proceeds from the bond issuance was (i) to repay a portion of the existing bank debt, extending Nexa’s total debt maturity; and (ii) for general corporate purposes.

As of December 31, 2017, the average maturity of the total debt was 6.7 years.

Total debt was US$1,448.2 million (principal only) as of December 31, 2017, mainly divided into (i) bonds issued by Nexa and its subsidiary Nexa Peru(2)(former Milpo), US$700 million due 2027 and US$343 million due 2023, respectively (72.0% of the total debt), (ii) debt with banks (13.8% of the total debt, or US$200.0 million), (iii) BNDES – Brazilian National Bank for Economic and Social Development – loans in Brazil (6.5% of the total debt, or U$$94.2 million); and (iv) other debts (7.7% of total debt, or US$111.0 million). Only 2.0% (US$29.7 million) of the total debt matures in 2018.

In terms of currency, US$1,286.3 million (or 88.8% of total indebtedness) is denominated in U.S. dollars and US$161.9 million (or 11.2% of total indebtedness) is denominated in Brazilian reais.

On October 31, 2017, the Company received proceeds from the IPO totaling US$311.6 million after deducting the underwriting fees and commissions but before expenses.

At December 31, 2017, Nexa reported a cash balance of US$1,225.6 million and a net debt of US$225.0 million1, resulting in a 0.34x net debt/adjusted EBITDA ratio when considering full year 2017 adjusted EBITDA of US$667.5 million.

1 Including interest accrual and costs, according to the Company’s covenants criteria.

2 For Nexa’s participation on subsidiaries please refer to the Financial Statements

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NEWS RELEASE

Investments

CAPEX

US$ million	4Q17	3Q17	2Q17	1Q17	2017	2016
Mining	29.6	22.4	35.4	19.7	107.1	105.1
Cerro Lindo	2.7	2.9	1.2	0.7	7.5	18.8
El Porvenir	2.6	1.7	9.9	5.5	19.9	35.8
Atacocha	3.1	0.8	1.3	0.7	5.9	7.7
Vazante	18.4	11.2	16.5	9.2	55.3	34.2
Morro Agudo	2.7	5.9	6.4	3.6	18.6	8.7
Smelting	21.4	21.6	24.4	13.6	81.0	62.8
CJM	3.3	3.6	8.5	4.7	20.0	26.5
Três Marias	12.9	13.2	11.2	6.2	43.5	23.8
Juiz de Fora	5.3	4.8	4.7	2.6	17.5	12.5
Other	15.9	1.1	-4.8	-2.7	9.5	15.0

Expansion	13.0	11.1	15.9	8.9	48.8	41.4
Non-Expansion (see below)	53.9	34.0	39.1	21.8	148.8	141.5

Total	66.9	45.1	55.0	30.7	197.6	182.9

US$ million	4Q17	3Q17	2Q17	1Q17	2017	2016
Modernization	5.9	3.2	7.9	4.4	21.4	19.6
Sustaining	16.5	16.3	17.1	9.5	59.4	54.1
HSE	16.2	14.9	19.9	11.1	62.1	58.5
Others	15.4	-0.4	-5.8	-3.2	5.9	9.3
Non-Expansion	53.9	34.0	39.1	21.8	148.8	141.5

Total capital expenditure (CAPEX1) amounted to US$66.9 million in the fourth quarter of 2017, and consisted mainly of higher investments in the tailings dams of the Três Marias smelter in Brazil. Of our total CAPEX,19% and 25% was directed towards brownfield expansion projects in 4Q17 and the full year 2017, respectively, which is aligned with Nexa’s strategy of growing its mining business.

1 Total capital expenditure (CAPEX) is the sum of acquisitions of property, plant and equipment and acquisition of intangible assets, as published in the consolidated statement of cash flows.

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NEWS RELEASE

The main expansion project impacting CAPEX in 4Q17 is the ongoing deepening of the Vazante mine. Other brownfield mining projects, including the development of the Ambrosia trend at the Company’s Morro Agudo mine, are also included in expansion CAPEX. Current expenditures in early-stage mining projects are considered expenses in operating results and totaled US$94.3 million in fiscal 2017.

Non-expansion projects accounted for 81% of total CAPEX in 4Q17 and 75% of total CAPEX in respect of the full year 2017. Main non-expansion projects are related to environmental, health and safety investments, sustaining and investments in tailings dams.

About Nexa

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the state of Minas Gerais in Brazil (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 12 largest zinc mines in the world, and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2016, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil located in the state of Minas Gerais (Juiz de Fora and Três Marias) and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (formerly VM Holding S.A.) started to trade its common shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 27, 2017 and the initial public offering closed on October 31, 2017.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different

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NEWS RELEASE

from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment—property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these

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NEWS RELEASE

forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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